# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Provident Bancorp, Inc. /MD/, CIK 0001778784
CUSIP: 74383L105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5 MARKET STREET, AMESBURY, Massachusetts (MA), 01913
Date of event which requires filing of this statement: 06/11/2025
Amends the filing with accession number 0001104659-23-060964
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 671,735; sole dispositive power 0; shared dispositive power 671,735; aggregate amount beneficially owned 671,735 (3.78% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 671,735; sole dispositive power 0; shared dispositive power 671,735; aggregate amount beneficially owned 671,735 (3.78% of the class)
- STILWELL PARTNERS L P (CIK 0001048212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 671,735; sole dispositive power 0; shared dispositive power 671,735; aggregate amount beneficially owned 671,735 (3.78% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 671,735; sole dispositive power 0; shared dispositive power 671,735; aggregate amount beneficially owned 671,735 (3.78% of the class)
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 671,735; sole dispositive power 0; shared dispositive power 671,735; aggregate amount beneficially owned 671,735 (3.78% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Provident Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 5 MARKET STREET, AMESBURY, Massachusetts (MA), 01913

## Item 2. Identity and Background
Name of person filing:
This is the sixth amendment (the "Sixth Amendment") to the original Schedule 13D, which was filed on May 15, 2023 (the "Original Schedule 13D") and amended on June 21, 2023 (the "First Amendment"), on September 13, 2023 (the "Second Amendment"), on October 31, 2023 (the "Third Amendment"), on May 22, 2024 (the "Fourth Amendment"), and on June 10, 2025 (the "Fifth Amendment"). This Sixth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The Amended and Restated Joint Filing Agreement of the members of the Group was filed as Exhibit 6 to the Fourth Amendment.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Provident Bancorp, Inc. (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases and sales of Common Stock, Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock, Stilwell Activist Investments has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock, Stilwell Partners has not expended any monies to acquire shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Sixth Amendment to report that, following the Issuer's announced sale, members of the Group have sold shares of Common Stock. We are pleased that the Issuer has chosen to sell itself and are supportive of the merger. We believe this outcome is in the best interests of all shareholders.

Our purpose in acquiring shares of Common Stock of the Issuer was to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights.

We filed our original Schedule 13D reporting our position on May 15, 2023. On August 1, 2023, the Federal Reserve Bank of Boston notified us that it would not object to our request to buy additional shares of the Issuer up to 14.99%. On October 28, 2023, we entered into a standstill agreement whereby the Issuer agreed, among other things, to appoint Dennis Pollack to the Issuer's board of directors. After receiving regulatory approval, the Issuer appointed Mr. Pollack to its board on January 25, 2024. On June 5, 2025, the Issuer's sale to NB Bancorp, Inc. was announced.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an "activist position" in 76 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group beneficially own an aggregate of 671,735 shares of Common Stock. The percentages used in this filing are calculated based on 17,788,038 shares of Common Stock outstanding as of June 5, 2025, as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2025. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 671,735 shares of Common Stock, constituting approximately 3.78% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 671,735 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Transactions in the class effected during the past sixty days: Since the filing of the Fifth Amendment, each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners sold shares of Common Stock as set forth in Schedule C attached hereto and incorporated herein by reference. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 11, 2025, the Group ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the Amended and Restated Joint Filing Agreement filed as Exhibit 6 to the Fourth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the Reporting Persons, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated May 15, 2023, filed with the Original Schedule 13D.

Exhibit 2 - Standstill Agreement, dated October 28, 2023, incorporated by reference to Exhibit 10 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 31, 2023.

Exhibit 3 - Amended Joint Filing Agreement, dated October 31, 2023, filed with the Third Amendment.

Exhibit 4 - Power of Attorney, dated October 30, 2023, filed with the Third Amendment.

Exhibit 5 - Standstill Agreement Amendment, dated May 21, 2024, incorporated by reference to Exhibit 10 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 22, 2024.

Exhibit 6 - Amended and Restated Joint Filing Agreement, dated May 22, 2024.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (06/13/2025)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (06/13/2025)
- STILWELL PARTNERS L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (06/13/2025)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (06/13/2025)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (06/13/2025)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (06/13/2025)